UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building 128 Xudong Road, Wuchang District Wuhan City, Hubei Province, 430063
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Departure and Appointment of Chief Financial Officer

On March 30, 2021, Mr. Ng Chee Jiong tendered his resignation as Chief Financial Officer of Dunxin Financial Holdings Limited (the “Company”) to the Board of Directors of the Company (the “Board”), effective immediately. Mr. Jiong’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Jiong’s resignation, on March 30, 2021, the Board appointed Mr. Xiang (Johnny) Zhou to serve as the Company’s Chief Financial Officer, effective immediately.

Mr. Zhou, age 45, served as Vice General Manager of Neveen Assets Management Co., Ltd. from January to December 2020. From September 2017 to January 2020, Mr. Zhou served as Partner and CFO of Fengying Assets Management Co., Ltd., an assets management company. From July 2016 to August 2017, Mr. Zhou served as Secretary of the Board of Shandong Xinlv Food Corporation Limited, a food processing company. From October 2014 to June 2016, Mr. Zhou has served as CFO of American Lorain Corporation (NYSE American: PLAG), a food processing company. From March 2011 to February 2014, Mr. Zhou has served as Vice President of Halter Finance Group. From August 2002 to February 2011, Mr. Zhou has served as Audit Manager of Shu Lun Pan CPAs (BDO China).

Effective March 30, 2021, the Company and Mr. Zhou entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Mr. Zhou is entitled to an annual salary of RMB 480,000 (approximately $73,000) for his services as Chief Financial Officer of the Company. He is also entitled to participate in the Company’s equity incentive plans and other Company benefits, each as determined by the Board from time to time. His employment has an initial term of one year and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

Mr. Zhou has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Zhou that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: April 5, 2021	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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